OATLY NAMES MARIE-JOSE DAVID CHIEF FINANCIAL OFFICER

MALMÖ, Sweden July 10, 2023 – Oatly Group AB (Nasdaq: OTLY)(“Oatly” or the “Company”), the world’s original and largest oat drink company, today announced the appointment of Marie-Jose David as Chief Financial Officer (CFO), effective October 1, 2023. Ms. David will lead Oatly’s global finance function, reporting directly to Oatly’s CEO Jean-Christophe Flatin. She succeeds Christian Hanke, who has served as CFO since 2020. Mr. Hanke, who assisted in the search process, has chosen to step down from the company and will continue to serve as CFO through September 30 to support the transition.

"I am delighted to welcome Marie-Jose to lead our global financial team as we enter our next phase of growth," said Mr. Flatin. "We believe her impressive global and operational experience in scaling world-class and high-growth consumer brands will help Oatly as we expand into new markets, pursue profitable growth, and help convert more people to plant-based consumption.“

Ms. David brings more than two decades of global finance and leadership experience to Oatly, including significant operational experience with consumer brands. She most recently served as Chief Financial Officer at Mars Veterinary Health International, a division of Mars Petcare. Prior to Mars she was CFO Americas for Pandora, the world’s largest jewelry brand and Vice President, Finance for a professional product division unit at L’Oreal USA.

"I am excited to join the impressive, mission-led team at Oatly," said Ms. David. "Oatly is a values-driven, iconic brand redefining the global food system for the sake of our planet. I look forward to working with Jean-Christophe and the entire team to leverage Oatly’s innovative and great-tasting plant-based product portfolio to drive long-term growth and shareholder value."

"I would like to thank Christian for his service to Oatly, including his leadership and contributions on public company readiness, our IPO process and most recent fundraising effort," added Mr. Flatin. "His commitment and financial stewardship have been instrumental to the growth and global expansion we’ve achieved over the last several years, and he leaves the company in a position to continue its mission to convert more consumers to plant based. We look forward to continuing to work with Christian through the transition process.”

About Oatly

We are the world’s original and largest oat drink company. For over 25 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties suited for sustainability and human health. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including alternatives to milks, ice cream, yogurt, cooking creams, spreads and on-the-go drinks. Headquartered in Malmö, Sweden, the Oatly brand is available in more than 20 countries globally.

Forward looking statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, the changes to executive management, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: general economic conditions including high inflationary cost pressures; our history of losses and inability to achieve or sustain profitability; the impact of the COVID-19 pandemic, including the spread of variants of the virus, on our business and the international economy; any failure to obtain necessary capital when needed on acceptable terms; a cybersecurity incident or other technology disruptions; changing consumer preferences and our ability to adapt to new or changing preferences; and the other important factors discussed under the caption “Risk Factors” in Oatly’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 19, 2023 and other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Oatly disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Contacts

Oatly Group AB

+1 866-704-0391

investors@oatly.com

press.us@oatly.com